Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$548.2	$508.1	$491.9	$457.9	$371.8
Less undistributed earnings of equity method investments	(107.6)	(69.5)	(39.3)	(40.8)	(30.7)
Plus distributed earnings of equity method investments	54.6	23.2	16.1	15.5	10.8
Plus amortization of capitalized interest	0.8	0.8	0.8	0.8	0.8
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	$496.0	$462.6	$469.5	$433.4	$352.7
Plus:
Fixed charges:
Other interest expense (includes amortization of debt issuance costs)	$107.4	$85.4	$69.4	$52.8	$45.3
Floor plan interest expense	63.4	50.9	44.5	46.5	43.5
Capitalized interest	1.6	1.6	0.8	0.8	0.7
Interest factor in rental expense	74.4	68.2	66.6	63.1	57.3
Total fixed charges	$246.8	$206.1	$181.3	$163.2	$146.8
Less:
Capitalized interest	$1.6	$1.6	$0.8	$0.8	$0.7
Earnings	$741.2	$667.1	$650.0	$595.8	$498.8
Ratio of earnings to fixed charges	3.0	3.2	3.6	3.7	3.4